Exhibit 99.1

For Immediate Release

RRsat Announces Dividend

Airport City Business Park, Israel – March 26, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries announced today that its Board of Directors decided on March 25th, 2012 to distribute a cash dividend in the amount of $0.23 per ordinary share, and in the aggregate amount of approximately $4 million. The dividend will be payable on April 19, 2012 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on April 5, 2012.

Mr. Shlomo Shamir, Chairman of RRsat stated: “We are pleased to distribute a dividend of $0.23 per share to our shareholders.  During the past three years we have used some of our cash for a major infrastructure upgrade and expansion of our main teleport, a project that was completed last year.  Our board of directors decided to distribute some of our cash as dividends to our shareholders, while maintaining enough cash to run our business and for any future strategic opportunities.”

RRsat’s cash, cash equivalents and marketable securities as of December 31, 2011 totaled $33.2 million.  According to Israeli tax law, the Company will withhold at source, 25%-30% of the dividend amount payable to each shareholder, subject to applicable terms and exemptions. The Company's dividend policy is described in detail in its most recent Annual Report on Form 20-F for the year ended December 31, 2011.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Itzhak Zion, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com